UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-9788

LANDAUER, INCORPORATED 401(K) RETIREMENT SAVINGS PLAN

(Exact name of registrant as specified in its charter)

2 Science Road, Glenwood, Illinois 60425 (708) 755-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Landauer, Incorporated 401(k) Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Interests in the Landauer, Incorporated 401(k) Retirement Savings Plan         0*

*	On October 19, 2017 and pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated September 6, 2017, by and among Landauer, Inc. (the “Company”), Fern Merger Sub Inc. (the “Merger Sub”), and Fortive Corporation (“Fortive”), Merger Sub merged with and into the Company, with the Company surviving the Merger as an indirectly wholly-owned subsidiary of Fortive (the “Merger”). As a result of the Merger, all shares of Common Stock, par value $0.10 (the “Common Stock”), of the Company held under the Landauer, Incorporated 401(k) Retirement Savings Plan (the “Plan”) have been cancelled and converted into the right to receive a cash payment. In connection with the Merger, the Common Stock of Landauer, Inc. has been eliminated as an investment option under the Plan. Therefore, interests in the Plan are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, Landauer, Incorporated 401(k) Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 30, 2017	Landauer, Incorporated 401(k) Retirement Savings Plan

	By:	/s/ Daniel B. Kim
	Name:	Daniel B. Kim
	Title:	Vice President